Exhibit 99.1

Concord Medical Announces Plan to Establish Beijing Allcure Medical Information Technology Ltd and

Management Team Change

BEIJING, Sept. 8, 2015 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its plan to establish Beijing Allcure Medical Information Technology Ltd (“Allcure”). The company plans to spin off its current telemedicine business and jointly set up Allcure with strategic investors. Concord Medical will inject its telemedicine-related assets and staff into Allcure and bring in a professional management team. Concord Medical’s Board of Directors (the “Board”) has appointed Dr. Zheng Cheng as the Chairman and CEO of Allcure and has accepted the resignation of Dr. Zheng Cheng from the positions of the Company’s President and Chief Operating Officer.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2015, the Company operated a network of 129 centers with 76 hospital partners that spanned 53 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Fortis Surgical Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

For investor and media inquiries please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com